Exhibit 1

Anthony W. Thompson, Chairman and Chief Executive Officer of Thompson National Properties, Harold A. Ellis, Jr. and Stuart A. Tanz, Reform Slate, Mails Letter to Grubb & Ellis Stockholders

Urges Stockholders to Support Change at the 2008 Annual Meeting by

Voting the GREEN Proxy Card Today

IRVINE, Calif. (Nov. 19, 2008) - Mssrs. Anthony W. Thompson, Harold A. Ellis, Jr. and Stuart A. Tanz, who will stand for election as directors at Grubb & Ellis Company’s December 3, 2008 Annual Meeting of Stockholders, today mailed all of the company’s stockholders a letter encouraging them to vote for their slate.

The full text of the letter follows below:

THE GRUBB & ELLIS ANNUAL MEETING IS RAPIDLY APPROACHING!!

DEMAND A SHAREHOLDER VOICE ON THE GRUBB & ELLIS

BOARD BY VOTING THE ENCLOSED GREEN PROXY CARD

November 19, 2008

Dear fellow shareholder:

The Grubb & Ellis Company annual meeting of shareholders is only 2 weeks away and we are writing to urge all of our fellow shareholders to demand shareholder representation on the Board of our company.  As Grubb & Ellis shareholders, we have watched in dismay over the past 9 months as Grubb & Ellis has, in our view, lost its way.  Our campaign is driven by the core belief that Grubb & Ellis can still flourish, but only with the election of directors who can bring fresh, forward-looking ideas to the Board and effectively supervise management. No matter how many shares you own, please take a moment now to protect your investment in Grubb & Ellis by voting FOR your fellow shareholders, Anthony W. Thompson, Harold A. Ellis, Jr. and Stuart A. Tanz, on the enclosed GREEN proxy card today.

THE PATH FORWARD

By joining our call for reform, together we can send a powerful message to the Board that it can’t ignore by electing 3 highly qualified and experienced directors and adopting amendments to Grubb & Ellis’ Bylaws that are designed to ensure that the Board cannot frustrate the expressed will of the shareholders.  If elected, we intend to:

•                 Encourage the Board to Adopt a New Strategic Program to Drive Improved Financial Performance at Grubb & Ellis.

•                 We will strive to convince the Board to focus on expanding real estate consulting, appraisal and valuation services and capitalizing on attractive investment opportunities resulting from market distress, in addition to numerous other elements of our strategic program described in our proxy statement.

•                 Champion a Platform of Corporate Governance Best Practices.

•                 We plan to advocate for the declassification of the company’s Board, the elimination of the company’s authority to issue “blank check” preferred stock and the removal of limitations on shareholders taking action by written consent.

•                 Reform Executive and Director Compensation.

•                 We intend to endeavor to more closely align executive and director compensation with the financial performance of Grubb & Ellis and significantly reduce compensation to directors, which we believe should be paid exclusively in stock.

•                 Bring Greater Accountability and Discipline to the Management of Grubb & Ellis.

•                 Strive to Restore the Confidence of the Capital Markets in Grubb & Ellis.

THE BOARD’S RECORD SPEAKS FOR ITSELF

Ultimately, the performance of every Board must be evaluated on the basis of its record.  The incumbents should not be exempt.  We believe that the Board’s record speaks for itself, but we invite you to consider the facts for yourself:

•                 PLUMMETING STOCK PRICE AND FINANCIAL PERFORMANCE:  Since Mr. Thompson’s departure from the Board in February of this year, Grubb & Ellis’ stock price has shed in excess of 82% of its value.  Although we understand the challenges presented by competition and the recent unrest in the financial markets, we cannot accept that the company’s stock should be permitted to underperform that of its industry peers, which it has thus far this year.  Significantly underperforming its competitors in earnings too, Grubb & Ellis recently reported a net loss of $55 million for the nine months ended September 30, 2008 as compared to net income of $14.4 million during the year over year period, representing a staggering -481.9% swing.  During the same period, the company’s EBITDA nosedived by 201.9%.  Why should shareholders have confidence in the leadership of a Board that has presided over a substantial erosion in shareholder value and earnings?

•                 QUESTIONS ABOUT CEO SEARCH:  Since the resignation of Scott Peters as CEO over 4 months ago, the Board has not named a permanent replacement.  To assist the company, Mr. Thompson recommended a highly qualified CEO candidate.  Instead of accepting this suggestion, the Board has selected one if its own, incumbent Board member Gary Hunt, to serve as interim CEO even though Hunt himself acknowledged in a recent press report that he is juggling many responsibilities (“The hardest part is overlaying the calendar demands (of the job) with my other life.”(1)).  In addition, according to the company’s own biography for Hunt, he has not recently had any meaningful brokerage, real estate advisory or public company experience in an executive capacity other than his brief experience as interim CEO of Grubb & Ellis.  What’s more, the Board has agreed to pay him $50,000 a month for his services.  In fact, Mr. Thompson has been informed that the Board has even agreed to provide Hunt with costly private jet travel.  Is the Board planning to name Hunt as the permanent CEO of the company?  We don’t know.  Rather than conducting what we would view as a transparent process to identify a CEO, the Board has, in our opinion, said very little publicly about its search to fill the company’s most important management position.  Can we trust this Board to effectively guide the company through unprecedented challenges if it has not even, in our view, managed its CEO search effectively?

•                 “REVOLVING DOOR” FOR MANAGEMENT AND BROKER RETENTION PROBLEMS:  We believe that Grubb & Ellis has suffered a perilous level of turnover recently.  But don’t take our word for it.  A recent news story entitled “Revolving Door at Grubb & Ellis” described the fact that 3 Grubb & Ellis CEOs have come and gone since 2001 alone.(2)  Another story noted that former CEO Peters’ resignation “marked the latest chapter in a long saga of management changes for the once-powerful brokerage.”(3)  Unfortunately, the damage has not been limited to the executive suite.  In a candid assessment offered in a recent news article, a Grubb & Ellis executive acknowledged that the company has “not done a good job of retaining some of our brokers over the last several years, and I don’t know why that was.”(4)  Isn’t it time for a new direction at Grubb & Ellis?

•                 INCREASES IN DIRECTOR COMPENSATION:  Mr. Thompson was steadfast in his opposition to increasing director compensation when he served on the Board.  Against his objections, the Board substantially increased director compensation following the merger between Grubb & Ellis and NNN Realty Advisors, Inc. in December 2007.  In fact, total compensation for the non-executive chairman now stands at $240,000 a year.  Shouldn’t the company’s scarce resources be directed to maximizing shareholder value rather than richly compensating a Board with what is, in our view, a questionable record of accomplishment?

•                 LIQUIDATION OF ACQUISITION VEHICLE:  According to public reports, in 2006, the company sponsored Grubb & Ellis Realty Advisors, which raised $143 million in a “blank check” IPO.  This entity was meant to serve as a real estate acquisition vehicle, but it failed to obtain shareholder approval for its first acquisition.  As a result, in March of this year, Grubb & Ellis Realty Advisors was forced to liquidate.  We view this costly setback, which resulted in a reported $45.8 million in real estate impairment charges for Grubb & Ellis in the first 3 quarters of 2008, as damaging to the company’s brand.   Should the incumbents who oversaw this failure be rewarded with new terms in office?

•                 STOCK BUYBACK PROGRAM SUSPENDED AT INOPPORTUNE TIME:  In June 2008, the Board announced that it would stop paying dividends and instead implement a stock buyback program in order to, in its words, “return greater value to shareholders.”  Grubb & Ellis proceeded to snap up $1.8 million worth of shares at an average price of $3.38 per share.  Even though the program authorized the company to buy up to $25 million of stock and the stock closed yesterday a full 71% lower than the average buyback price, the Board recently determined to terminate the very buyback program it introduced to enhance shareholder value.  If this isn’t the right time to buy back stock, when is?

MORE BUSINESS AS USUAL OR BUILDING A DYNAMIC FUTURE FOR OUR COMPANY?

The choice is yours.  At great cost to shareholders, the Board has not accepted the olive branch we extended to it in an effort to work together collaboratively and has instead advanced its agenda with the full range of resources available to a public company, including lawyers arrayed across the country and a well-oiled public relations machine.  BUT EVEN WITH ITS

(1) See “Grubb & Ellis Executives: Company Misunderstood,”  Mark Mueller, August 11, 2008 (Volume 31; Issue 32), Orange County Business Journal.  Attributes the quotation above to Hunt in the context of reviewing the company’s CEO search.  Permission to excerpt herein was neither sought nor obtained.

(2) See article in National Real Estate Investor, Ben Johnson, September 1, 2008.  Permission to excerpt herein was neither sought nor obtained.

(3) See “Grubb & Ellis Seeks New CEO Amid Challenging Marketplace,”  Ben Johnson, August 21, 2008, National Real Estate Investor.  Permission to excerpt herein was neither sought nor obtained.

(4) See “Grubb & Ellis looks to revamp, revitalize,” J.K. Dineen, October 6, 2008, San Francisco Business Times.  The article, which describes some of the company’s recent challenges and its effort to rebuild its San Francisco office, attributes the quotation above to Greg Coxon, who is identified as “president of transaction services for the western division.”  Permission to excerpt herein was neither sought nor obtained.

FORMIDABLE RESOURCES, THE BOARD CANNOT CAMPAIGN ITS WAY OUT OF ITS RECORD.  LET’S SHOW THE BOARD THAT WE WON’T ACCEPT BUSINESS AS USUAL ANYMORE.

The future of your investment in Grubb & Ellis is at stake.  Act today to protect your investment.  We urge you to sign, date and return the enclosed GREEN proxy card immediately.  Do not sign the white proxy card from Grubb & Ellis.  If you have already done so, you may revoke your proxy by delivering a later-dated GREEN proxy card in the enclosed postage-prepaid envelope.  If you have any questions about voting, or for more information, please call our proxy solicitor, D.F. King, toll-free at (888) 542-7446.

ANTHONY W. THOMPSON                HAROLD A. ELLIS, JR.                STUART A. TANZ